SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 5, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 5, 2021.

Autonomous City of Buenos Aires, April 5 2021

To

CNV / BYMA / MAE

Re. Relevant Event

Please be advised that on the date hereof the Board received a letter from the shareholder Mr. Delfín Jorge Ezequiel Carballo and Mr. Jorge Pablo Brito, acting in his capacity as Chairman of the Board of Fiduciaria JHB S.A., the trustee of Fideicomiso Trust JHB, shareholder of Banco Macro S.A., informing that, in connection with the next General and Special Shareholders’ Meeting of the Bank, at which the shareholders shall discuss, among other issues, the appointment of new members of the Board, they intend to nominate as regular directors, to hold office for three fiscal years, Messrs. Delfín Jorge Ezequiel Carballo, Constanza Brito, Mario Luis Vicens and Sebastián Palla and as alternate director, to hold office for one fiscal year, Mr. Marcos Brito.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 5, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer